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April 17, 2014

VIA EDGAR
Mr. Thomas Kluck
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    Highwoods Properties, Inc.
Registration Statement on Form S-3
Filed S-3
File No. 333-193865

Dear Mr. Kluck:
As counsel to Highwoods Properties, Inc., a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended, the Company’s Amendment No.1 to the Registration Statement on Form S‑3 and the Company’s response to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated February 24, 2014 relating to the Company’s Registration Statement on Form S-3 submitted to the Commission on February 10, 2014.
For convenience of reference, the Staff comment contained in your February 24, 2014 comment letter is reprinted below in italics, and is followed by the corresponding response of the Company.
General

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We note that you incorporate by reference your Annual Report filed on Form 10-K for the year ended December 31, 2013. However, the 10-K incorporates information from the company’s proxy which has not yet been filed. Please note that we will not be in a position to declare your filing effective until such time as the complete disclosure required by Form 10-K has been filed. Thus, please either amend the 10-K to include Part III or file the proxy. Please refer to Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.01, which can be found on our website, for guidance.

RESPONSE:
The Company advises the Staff that it filed the proxy statement for its 2014 annual meeting of stockholders with the Commission on April 17, 2014.
If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at Jeffrey M. Sullivan at 919-899-3094.

Very truly yours,
/s/ Jeffrey M. Sullivan
Jeffrey M. Sulllivan

cc:     Jerard Gibson, Esq.
Securities and Exchange Commission

Jeffrey D. Miller, Esq.
Highwoods Properties, Inc.

Kerry E. Johnson, Esq.
Hunton & Williams LLP

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